Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On November 5, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

In a TechBuzz News feature, CEO Cristian Rabiti discusses our planned testing at the Utah San Rafael Energy Lab, where we’ll work with researchers to evaluate how our NuSunᵀᴹ technology can transfer heat to industrial processes. The article also explores our collaborations with Canadian Nuclear Laboratories and Idaho State University.

These projects will provide critical data to validate our technology and support its continued development toward commercial deployment.

Read more: <Link to news article>

NuCube X Post:

How can microreactors deliver heat to industry?

In a @TechBuzzUtah feature, CEO Cristian Rabiti discusses our planned testing at the Utah San Rafael Energy Lab to validate and advance our NuSunᵀᴹ technology toward commercial deployment.

Read more: <Link to news article>